FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit Number

1.	[(English Translation) Interim Report Pursuant to The Securities and Exchange Law of Japan for The Six Months Ended September 30, 2005]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 20, 2005

	By:	/s/ Tetsu Ozaki
Tetsu Ozaki Senior Managing Director

Interim Report Pursuant to The Securities and Exchange Law of Japan for The Six Months Ended September 30, 2005

Items included in the Interim Report

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

(1) Selected consolidated financial data

		Six months ended September 30, 2003		Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2004		Year ended March 31, 2005
Revenue	(Mil yen)	547,088		504,123	947,979	1,045,936		1,126,237
Net revenue	(Mil yen)	414,774		370,769	668,980	803,103		799,190
Income before income taxes	(Mil yen)	159,251		88,673	148,313	282,676		204,835
Net income	(Mil yen)	86,686		44,048	69,202	172,329		94,732
Shareholders’ equity	(Mil yen)	1,705,548		1,829,788	1,869,148	1,785,688		1,868,429
Total assets	(Mil yen)	27,238,887		32,566,870	36,069,965	29,752,966		34,488,853
Shareholders’ equity per share	(Yen)	878.34		942.50	981.51	919.67		962.48
Net income per share – basic	(Yen)	44.71		22.69	36.01	88.82		48.80
Net income per share – diluted	(Yen)	44.71		22.68	35.95	88.82		48.77
Shareholders’ equity as a percentage of total assets	(%)	6.3		5.6	5.2	6.0		5.4
Cash flows from operating activities	(Mil yen)	107,023		(367,309)	(433,741)	(78,375)		(278,929)
Cash flows from investing activities	(Mil yen)	95,276		(58,369)	(17,185)	45,471		(32,564)
Cash flows from financing activities	(Mil yen)	(24,895)		223,970	563,203	198,017		385,061
Cash and cash equivalents at end of the period	(Mil yen)	654,158		449,598	840,583	637,372		724,637
Number of staffs [Average number of temporary staffs, excluded from above]		12,296 [3,057	]	14,423 [3,378 ]	14,768 [3,660 ]	13,987 [3,107	]	14,344 [3,563 ]

(Notes)

1	The selected consolidated financial data are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Changes in the fair value of derivatives that are economically used to hedge non - trading assets and liabilities, but that do not meet the criteria in SFAS No.133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005 and the six months ended September 30, 2005, changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

		Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Revenue	(Mil yen)	573,378	540,170	1,099,546

3	Effective with the six months ended September 30, 2004, changes in Other secured borrowings which was previously included in Cash flows from financing activities are included in Cash flows from operating activities. Such amounts previously reported have been reclassified. The presented amounts before reclassification are as follows;

			Six months ended September 30, 2003	Year ended March 31, 2004
Cash flows from operating activities	(Mil yen	)	(30,697)	(1,825,894)
Cash flows from financing activities	(Mil yen	)	112,825	1,945,536

4	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
5	Financial Advisor and Security Advisor with fixed-term employment contract have been included in the number of stuffs since March 31, 2004 and September 30, 2004.
6	In addition to the numbers presented above, the number of staffs in investee companies of private equity investments that were consolidated as subsidiaries on the consolidated financial statements as of September 30, 2005 was 9,982 and the average number of temporary staffs in those investee companies was 8,858.

(2) Selected nonconsolidated financial data

		Six months ended September 30, 2003	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2004	Year ended March 31, 2005
Operating revenue	(Mil yen)	66,694	214,995	153,396	135,341	269,600
Ordinary income	(Mil yen)	21,751	171,105	110,494	39,448	179,408
Net income (loss)	(Mil yen)	19,207	171,055	107,627	33,374	148,113
Common stock	(Mil yen)	182,799	182,800	182,800	182,799	182,800
Number of issued shares	(1000 shares)	1,965,919	1,965,920	1,965,920	1,965,919	1,965,920
Shareholders’ equity	(Mil yen)	1,355,565	1,519,731	1,536,612	1,367,005	1,485,538
Total assets	(Mil yen)	2,321,921	2,969,025	3,269,931	2,469,719	3,010,792
Interim Dividend per share [dividend per share]	(Yen)	7.50	10.00	12.00	15.00	20.00
Shareholders’ equity as a percentage of total assets	(%)	58.4	51.2	47.0	55.4	49.3
Number of staffs		8	7	8	7	7

(Notes) 1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
2	The information presented above is based on the stand-alone information of Nomura Holdings, Inc (“the Company”). For information on shareholders’ equity per share, net income per share and net income per share-diluted, see the consolidated financial data of the Company.
3	The Company introduced the interim dividend system from the six month period ended September 30, 2003.
4	The amounts presented from September 30, 2004 are rounded whereas the amounts for previous terms are truncated.

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. and its affiliated companies (consolidated subsidiaries and variable interest entities 166, equity method affiliates 17) for the six months ended September 30, 2005.

Item 2.     Operating and Financial Review

1. Operating Results

(1) Summary

    Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥669.0 billion for the six months ended September 30, 2005, an increase of 80% from the same period in the prior year. Non-interest expenses were ¥520.7 billion for the six months ended September 30, 2005, an increase of 85% from the same period in the prior year. As a result, income before income taxes was ¥148.3 billion for the six months ended September 30, 2005, an increase of 67% from the same period in the prior year and net income for the six months ended September 30, 2005 was ¥69.2 billion, an increase of 57% from the same period in the prior year.

    Cash and cash equivalents at September 30, 2005 increased by ¥115.9 billion compared with March 31, 2005 (a decrease of ¥187.8 billion for the same period in the prior year). Net cash used in operating activities was ¥433.7 billion (net cash used in operating activities for the same period in the prior year was ¥367.3 billion), mainly due to an increase in net trading-related balances. Trading-related balances are comprised of Trading assets and private equity investment, Collateralized agreements, Trading liabilities, Collateralized financing, Receivables/payables before settlement date (which are included in Receivables/Payables) and others. Net cash used in investing activities was ¥17.2 billion (net cash used in investing activities for the same period in the prior year was ¥58.4 billion) mainly due to purchases of office buildings, land, equipment and facilities. Net cash provided by financing activities was ¥563.2 billion (net cash provided by financing activities for the same period in the prior year was ¥224.0 billion) mainly due to an increase in borrowings.

The breakdown of Net revenue and Non-interest expenses on the consolidated income statements are as follows.

	Six months ended September 30, 2004 (Mil Yen)		Six months ended September 30, 2005 (Mil Yen)
Commissions	115,118		132,650
Brokerage commissions		84,169		82,556
Commissions for distribution of investment trust		19,457		37,110
Other		11,492		12,984

Fees from investment banking	47,773		38,787
Underwriting and distribution		37,004		25,644
M&A / financial advisory fees		10,752		13,103
Other		17		40

Asset management and portfolio service fees	38,030		44,891
Asset management fees		32,569		38,894
Other		5,461		5,997

Net gain on trading	76,640		114,649
Merchant banking		3,247		4,222
Equity trading		28,324		54,294
Fixed income and other trading		45,069		56,133
(Loss) on private equity investments	(1,599)		(243)
Net interest	49,639		38,352
(Loss) gain on investments in equity securities	(1,353)		28,374
Private equity entities product sales	33,226		250,307
Other	13,295		21,213

Net revenue	370,769		668,980

	Six months ended September 30, 2004 (Mil Yen)		Six months ended September 30, 2005 (Mil Yen)
Compensation and benefits		130,149		176,294
Commissions and floor brokerage		12,911		25,514
Information processing and communications		39,417		44,745
Occupancy and related depreciation		26,260		72,563
Business development expenses		13,196		21,753
Private equity entities cost of goods sold		21,092		110,711
Other		39,071		69,087

Non-interest expenses		282,096		520,667

Business Segment Information

Results by business segment are as follows. Nomura operated three business segments until March 31, 2005:Domestic Retail, Global Wholesale and Asset Management. From April 1, 2005, Nomura has reorganized its business segments into five segments from the previous three. Of these, Global Wholesale has been split into Global Markets, Global Investment Banking, and Global Merchant Banking in anticipation of future business growth and to ensure mobility in entering new business.

Reconciliations of Net revenue and Income before income taxes on segment results of operations and the consolidated income statements are set forth in “Consolidated Financial Statements, Note 13. – Segment information.”

Net revenue

	Six months ended September 30, 2004 (Mil Yen)	Six months ended September 30, 2005 (Mil Yen)
Domestic Retail	151,731	186,246
Global Markets	116,685	127,499
Global Investment Banking	35,819	33,238
Global Merchant Banking	411	3,608
Asset Management	20,667	26,374
Other (Inc. elimination)	14,965	14,273

Total	340,278	391,238

Income (loss) before income taxes

	Six months ended September 30, 2004 (Mil Yen)	Six months ended September 30, 2005 (Mil Yen)
Domestic Retail	43,517	71,727
Global Markets	33,997	30,794
Global Investment Banking	13,679	11,286
Global Merchant Banking	(5,023)	(1,174)
Asset Management	2,963	7,263
Other (Inc. elimination)	23	(974)

Total	89,156	118,922

Domestic Retail

Domestic Retail has further strengthened its capabilities to provide investment consultation services in order to respond to customers’ investment needs by offering stocks, investment trusts, domestic bonds, foreign currency bonds and a variety of other financial products. Net revenue increased by 23% from ¥151,731 million for the six months ended September 30, 2004 to ¥186,246 million for the six months ended September 30, 2005. Non-interest expenses increased by 6% from ¥108,214 million for the six months ended September 30, 2004 to ¥114,519 million for the six months ended September 30, 2005. As a result, income before income taxes increased by 65% from ¥43,517 million for the six months ended September 30, 2004 to ¥71,727 million for the six months ended September 30, 2005.

Global Markets

Net revenue increased by 9% from ¥116,685 million for the six months ended September 30, 2004 to ¥127,499 million for the six months ended September 30, 2005, due primarily to an improved trading environment, as well as a steady increase in customers’ order flow. Non-interest expenses increased by 17% from ¥82,688 million for the six months ended September 30, 2004 to ¥96,705 million for the six months ended September 30, 2005. As a result, income before income taxes decreased by 9% from ¥33,997 million for the six months ended September 30, 2004 to ¥30,794 million for the six months ended September 30, 2005.

Global Investment Banking

Net revenue decreased by 7% from ¥35,819 million for the six months ended September 30, 2004 to ¥33,238 million for the six months ended September 30, 2005, due primarily to a reduction in volume of equity finance. Although net revenue benefited from growth in M&A advisory services. Non-interest expenses decreased by 1% from ¥22,140 million for the six months ended September 30, 2004 to ¥21,952 million for the six months ended September 30, 2005. As a result, income before income taxes decreased by 17% from ¥13,679 million for the six months ended September 30, 2004 to ¥11,286 million for the six months ended September 30, 2005.

Global Merchant Banking

Net revenue increased from ¥411 million for the six months ended September 30, 2004 to ¥3,608 million for the six months ended September 30, 2005, due primarily to realized gains and unrealized gains/losses on private equity investments. Non-interest expenses decreased by 12% from ¥5,434 million for the six months ended September 30, 2004 to ¥4,782 million for the six months ended September 30, 2005. As a result, loss before income taxes was ¥5,023 million for the six months ended September 30, 2004 and ¥1,174 million for the six months ended September 30, 2005.

Asset Management

Net revenue increased by 28% from ¥20,667 million for the six months ended September 30, 2004 to ¥26,374 million for the six months ended September 30, 2005, due primarily to an increase in asset management and portfolio service fees reflecting the rise in the net assets of investment trusts offering frequent distributions. Non-interest expenses increased by 8% from ¥17,704 million for the six months ended September 30, 2004 to ¥19,111 million for the six months ended September 30, 2005. As a result, income before income taxes increased by 145% from ¥2,963 million for the six months ended September 30, 2004 to ¥7,263 million for the six months ended September 30, 2005.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes for Other was ¥974 million for the six months ended September 30, 2005, while income before income taxes for Other was ¥23 million for the six months ended September 30, 2004.

Geographic Information

Please refer to Note 13 about net revenue and income before income taxes by geographic.

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes at September 30, 2004 and 2005 are as follows.

	September 30, 2004 (Mil Yen)	September 30, 2005 (Mil Yen)
Trading assets and Private equity investments	15,455,593	13,620,231
Securities inventory	14,690,911	12,852,741
Equity securities and convertible bonds	2,572,387	2,828,106
Government and government agency bonds	8,849,148	6,843,902
Bank and corporate debt securities	1,514,583	1,333,421
Commercial paper and certificates of deposit	70,999	28,999
Options and warrants	63,980	122,887
Mortgage and mortgage-backed securities	950,151	1,539,093
Beneficiary certificates and other	669,663	156,333
Derivative contracts	463,301	431,660
Foreign exchange forwards	32,539	55,310
Forward rate agreements and other over the counter forwards	1,692	1,825
Swap agreements	306,923	231,083
Options other than securities options – purchased	122,147	143,442
Private equity investments	301,381	335,830

Trading liabilities	6,641,499	5,893,002
Securities sold but not yet purchased	6,201,379	5,351,742
Equity securities and convertible bonds	685,519	486,753
Government and government agency bonds	5,102,916	4,348,091
Bank and corporate debt securities	324,147	301,227
Options and warrants	79,288	208,017
Mortgage and mortgage-backed securities	6,026	560
Beneficial certificates and other	3,483	7,094
Derivative contracts	440,120	541,260
Foreign exchange forwards	20,780	43,130
Forward rate agreements and other over the counter forwards	398	13,605
Swap agreements	336,997	350,567
Options other than securities options – written	81,945	133,958

Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk to the trading activity.

1)	Assumption on VaR

• 2.33 standard deviations 99% confidence level

• Holding period:    One day

• Consider correlation of price movement among the products

2)	Records of VaR

	September 30, 2004 (Bil Yen)	September 30, 2005 (Bil Yen)
Equity	5.6	3.9
Interest rate	2.6	3.1
Foreign exchange	0.3	1.0

Sub-total	8.5	8.0
Diversification benefit	(2.4)	(2.7)

Value at Risk (VaR)	6.1	5.3

	Six months ended September 30, 2005
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	7.1	3.8	5.4

2. Current Challenges

The business environment which the Company is facing, continues to change at a rapid pace on the back of further structural adjustments in the domestic money flows as well as deregulation taking place within the economy.

In this environment, the Company will continue to analyze markets, viewing the securities business from a wider perspective, accelerate its global operations to meet the diverse requirements of our customers on a prompt, flexible basis, with the ultimate objective in providing the best service for various types of investment advice.

In Domestic Retail, the Company will aim to shift personal financial assets away from bank savings to securities market, expanding and strengthen our customer base. For that purpose, we will continue to take a “Core Value Formation” strategy, in which we aim to serve products and services that our customers find to be of “value”. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, the Company through close coordination with Domestic Retail, Global Investment Banking, will provide high value added solutions in the field of Global Fixed Income, Global Equity and Asset Finance, through the application of financial technology such as securitization and derivatives, provide liquidity, to financial products such as interest rates, foreign exchange, credit, equity and real estate related products.

In Global Investment Banking, the Company will fully utilize its network to provide high value added solutions to increase their share holder’s value, such as M&A for capital structure changes or business expansion.

In Global Merchant Banking, the Company through co-work with other business lines, will try to maximize the value of our investments by improving rationality of companies and exit process, thus increasing the business area of Nomura Group.

In Asset Management, the Company will continue in maintaining a structure which can continuously add value by concentrating our operations, enhancing research capabilities improving our analysis. The company also aims to increase its asset under management through increase a variety of investment opportunities they can offer and its sales channel to investor. In defined contribution pension plan business, the company will increase their customer base by offer their integrated services which include from consulting for plan implementation to offer individual product.

Nomura Group will aim to fully utilize its combined strengths on an expedient basis, continuing its efforts in the development of the Japanese economy and expansion of its financial market, while expanding our client horizon to strengthen our earnings base, for enhancing shareholder’s value.

3. Significant Contracts

Not applicable

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

a. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

b. Issued Shares

Type	Number of Issued Shares as of September 30, 2005	Number of Issued Shares as of December 2, 2005	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange (*3) Osaka Stock Exchange (*3) Nagoya Stock Exchange (*3) Singapore Stock Exchange (*4) New York Stock Exchange (*5)

Total	1,965,919,860	1,965,919,860	—

Notes 1	Voting rights pertained.
2	Shares that may have increased from exercise of warrants and stock options between December 1, 2005 and December 2, 2005 are not included in the number of outstanding shares as of December 2, 2005.
3	Listed on the First Section of each stock exchange.
4	Common stock listed.
5	American Depositary Shares listed.

(2) Stock Options

a. Stock Acquisition Right

Resolved by the special resolution at the General Shareholders’ Meeting on June 26, 2002

	End of Interim Accounting Period (September 30, 2005)	End of Preceding Month to Filing of this Report (November 30, 2005)
Number of Stock Acquisition Rights	2,147(*1)	2,130(*1)

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	2,147,000	2,130,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,804 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,804 Capital Inclusion Price ¥903	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the

Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of the 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Senior managing director is treated in accordance with the director.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Interim Accounting Period (September 30, 2005)	End of Preceding Month to Filing of this Report (November 30, 2005)
Number of Stock Acquisition Rights	2,171(*1)	2,158(*1)

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	2,171,000	2,158,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,629 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,629 Capital Inclusion Price ¥815	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)     Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Interim Accounting Period (September 30, 2005)	End of Preceding Month to Filing of this Report (November 30, 2005)
Number of Stock Acquisition Rights	1,351(*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,351,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2005)	End of Preceding Month to Filing of this Report (November 30, 2005)
Number of Stock Acquisition Rights	1,601(*1)	1,595(*1)

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,601,000	1,595,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,615 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,615 Capital Inclusion Price ¥808	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2005)	End of Preceding Month to Filing of this Report (November 30, 2005)
Number of Stock Acquisition Rights	1,399(*1)	1,387(*1)

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,399,000	1,387,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the

Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Interim Accounting Period (September 30, 2005)	End of Preceding Month to Filing of this Report (November 30, 2005)
Number of Stock Acquisition Rights	806(*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	806,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 1,000 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101th General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2005)	End of Preceding Month to Filing of this Report (November 30, 2005)
Number of Stock Acquisition Rights	2,760(*1)	Same as left

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	276,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 26, 2007 to July 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee

as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes) 1. 100 shares will be issued per one stock acquisition right.

Resolved by the 101th General Shareholders’ Meeting on June 28, 2005

	End of Interim Accounting Period (September 30, 2005)	End of Preceding Month to Filing of this Report (November 30, 2005)
Number of Stock Acquisition Rights	17,440(*1)	17,370(*1)

Type of Share under the Stock Acquisition Right	Common stock	Same as left

Number of Shares under the Stock Acquisition Rights	1,744,000	1,737,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,415 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,415 Capital Inclusion Price ¥708	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, senior managing director or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, senior managing director or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or senior managing director of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both conditions of 2.(1) and (2) above, immediately prior to the occurrence of succession.

Same as left
Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

(Notes)	1. 100 shares will be issued per one stock acquisition right.

2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment ×	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment ×	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury

Shares Sold × Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

b.	Convertible Bonds and Warrants which are deemed as Bonds with stock reservation rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc.

None.

(3) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (millions of Yen)	Shareholders’ Equity (millions of Yen)	Increase/Decrease of Additional paid-in capital (millions of Yen)	Additional paid - in capital (millions of Yen)
April 1, 2005 – September 30, 2005	—	1,965,919,860	—	182,800	—	112,504

(4) Major Shareholders

As of September 30, 2005

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	114,454	5.82
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-Ku, Tokyo, Japan	78,955	4.02
Depositary Nominees Inc.	c/o Bank of New York 101 Barclays Street New York, New York, U.S.A.	75,530	3.84
The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	67,166	3.42
State Street Bank and Trust Company 505103	225 Frank Street, Boston, Massachusetts, U.S.A.	48,714	2.48
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-Ku, Tokyo, Japan	24,321	1.24
State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	23,031	1.17
FGCS N.V. Re Todd J Greenberg 401K Profit Sharing Pran/TR	4000 Bridge way, Sausalito, California, U.S.A.	18,200	0.93
The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	16,570	0.84
Toyota Motor Corporation	1 Toyota-cho, Toyota City, Aichi Prefecture, Japan	16,380	0.83
Total		483,320	24.58

*	The Company holds 60,266 thousand shares as of September 30, 2005, which is not included in the list above.

(5) Voting Rights

a. Outstanding Shares

As of September 30, 2005

	Number of Shares	Number of Votes	Description

Stock without voting right	—	—	—

Stock with limited voting right (treasury stocks, etc.)	—	—	—

Stock with limited voting right (others)	—	—	—
Stock with full voting right (treasury stocks, etc.)	(Treasury stocks) Common stock 60,266,000 (Crossholding stocks) Common stock 3,000,000	— —	Our standard stock with no limitation to its rights Same as above

Stock with full voting right (Others)	Common stock 1,900,153,900	19,000,038	Same as above

Shares less than 1 unit	Common stock 2,499,960	—	Shares less than 1 unit (100 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	19,000,038	—

(Notes)	147,100 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 88 treasury stocks are included in Shares less than 1 unit.

b. Treasury Stocks

As of September 30, 2003

Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1 Nihonbashi, Chuo-Ku, Tokyo, Japan	60,266,000	—	60,266,000	3.07
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2 Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute Ltd.	1-6-5 Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	63,266,000	—	63,266,000	3.22

(Note)	In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “a. Outstanding Shares above”.

2. Share Price History

Monthly Highs and Lows

Month	April, 2005	May, 2005	June, 2005	July, 2005	August, 2005	September, 2005
High (Yen)	1,513	1,386	1,387	1,356	1,542	1,800
Low (Yen)	1,330	1,295	1,312	1,309	1,304	1,446

(Note)	Prices are based on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements and Nonconsolidated Financial Statements

(1)	Pursuant to Section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles in (1).

(3)	The nonconsolidated financial statements were prepared under the accounting principles generally accepted in Japan in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977) (the “Regulations”).

However the Regulations before amendment are applied to the nonconsolidated financial statements for the previous period (from April 1, 2004 to September 30, 2004) according to the provision of the 3rd clause of supplementary provision of “Amendment of Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Cabinet Office Regulation No. 5, January 30, 2004).

2	Semi-annual Audit Certificate

Under articles No.193-2 of the Securities and Exchange Law, Ernst & Young ShinNihon performed semi-annual audits of the consolidated and nonconsolidated financial statements for the previous period (from April 1, 2004 to September 30, 2004) and for the current period (from April 1, 2005 to September 30, 2005).

1    Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

  1) Consolidated Balance Sheets

		September 30, 2004		September 30, 2005		March 31, 2005
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
ASSETS
Cash and cash deposits:
Cash and cash equivalents		449,598		840,583		724,637
Time deposits		276,262		555,363		419,606
Deposits with stock exchanges and other segregated cash		38,421		71,137		42,513

		764,281	2.3	1,467,083	4.1	1,186,756	3.5

Loans and receivables:
Loans receivable		552,186		420,330		516,295
Receivables from customers		19,262		20,252		12,037
Receivables from other than customers		473,050		1,732,696		718,997
Allowance for doubtful accounts		(3,831)		(3,022)		(2,801)

		1,040,667	3.2	2,170,256	6.0	1,244,528	3.6

Collateralized agreements:
Securities purchased under agreements to resell		7,411,732		9,177,416		7,201,791
Securities borrowed		6,678,398		7,571,289		7,187,254

		14,090,130	43.3	16,748,705	46.4	14,389,045	41.7

Trading assets and private equity investments

(including securities pledged as collateral of ¥6,876,678 million at September 30, 2004, ¥6,866,415 million at September 30, 2005 and ¥7,743,424 million at March 31, 2005, respectively):

Securities inventory	*3	14,690,911		12,852,741		14,757,597
Derivative contracts	*4	463,301		431,660		515,946
Private equity investments		301,381		335,830		326,978

		15,455,593	47.5	13,620,231	37.8	15,600,521	45.2

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥186,000 million at September 30, 2004, ¥198,073 million at September 30, 2005 and ¥196,827 million at March 31, 2005, respectively)		244,506		263,109		261,358
Private equity entities office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥1,506 million at September 30, 2004, ¥25,012 million at September 30, 2005 and ¥3,036 million at March 31, 2005, respectively)		34,303		432,634		444,726
Lease deposits		42,801		104,520		100,993
Non-trading debt securities (including securities pledged as collateral of ¥2,217 million at September 30, 2004, ¥nil at September 30, 2005 and ¥10,208 million at March 31, 2005)		218,895		263,601		277,330
Investments in equity securities		161,077		192,832		172,067
Investments in and advances to affiliated companies		249,752		233,689		228,975
Deferred tax assets		109,786		115,737		114,010
Other	*6	155,079		457,568		468,544

		1,216,199	3.7	2,063,690	5.7	2,068,003	6.0

Total assets		32,566,870	100.0	36,069,965	100.0	34,488,853	100.0

		September 30, 2004		September 30, 2005		March 31, 2005
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings		428,600	1.3	861,100	2.4	517,065	1.5
Private equity entities short-term borrowings		1,424	0.0	117,682	0.3	116,054	0.3
Payables and deposits:
Payables to customers		214,206		266,486		248,089
Payables to other than customers		755,383		518,706		464,178
Time and other deposits received		261,731		303,846		330,216

		1,231,320	3.8	1,089,038	3.0	1,042,483	3.0

Collateralized financing:
Securities sold under agreements to repurchase		11,553,427		13,360,609		12,603,211
Securities loaned		5,234,081		5,391,902		5,643,782
Other secured borrowings		2,567,341		3,213,915		3,419,192

		19,354,849	59.4	21,966,426	60.9	21,666,185	62.8

Trading liabilities:
Securities sold but not yet purchased	*3	6,201,379		5,351,742		4,895,054
Derivative contracts	*4	440,120		541,260		437,119

		6,641,499	20.4	5,893,002	16.3	5,332,173	15.5

Other liabilities:
Accrued income taxes		23,679		56,868		31,937
Accrued pension and severance costs		86,845		99,411		99,565
Other	*6	252,632		578,928		571,787

		363,156	1.1	735,207	2.1	703,289	2.1

Long-term borrowings	*7	2,690,584	8.3	3,115,306	8.6	2,798,560	8.1
Private equity entities long-term borrowings	*7	25,650	0.1	423,056	1.2	444,615	1.3

Total liabilities		30,737,082	94.4	34,200,817	94.8	32,620,424	94.6

Commitments and contingencies	*12
Shareholders’ equity:
Common stock
No par value share; Authorized - 6,000,000,000 shares
Issued - 1,965,919,860 shares at September 30, 2004, September 30, 2005 and March 31, 2005		182,800	0.6	182,800	0.5	182,800	0.5

Additional paid-in capital		154,938	0.5	157,602	0.4	155,947	0.4

Retained earnings		1,574,865	4.8	1,652,486	4.6	1,606,136	4.7

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment		(32,869)		(23,571)		(24,645)
Cumulative translation adjustments		(16,451)		(16,619)		(18,083)

		(49,320)	(0.2)	(40,190)	(0.1)	(42,728)	(0.1)

		1,863,283	5.7	1,952,698	5.4	1,902,155	5.5

Less-Common stock held in treasury, at cost - 24,498,637 shares at September 30, 2004, 61,556,706 shares at September 30, 2005 and 24,657,971 shares at March 31, 2005		(33,495)	(0.1)	(83,550)	(0.2)	(33,726)	(0.1)

Total shareholders’ equity		1,829,788	5.6	1,869,148	5.2	1,868,429	5.4

Total liabilities and shareholders’ equity		32,566,870	100.0	36,069,965	100.0	34,488,853	100.0

The accompanying notes are an integral part of these consolidated financial statements.

 2) Consolidated Income Statements

		Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Revenue:
Commissions		115,118		132,650		221,963
Fees from investment banking		47,773		38,787		92,322
Asset management and portfolio service fees		38,030		44,891		78,452
Net gain on trading		76,640		114,649		201,686
(Loss) gain on private equity investments		(1,599)		(243)		7,744
Interest and dividends		182,993		317,351		401,379
(Loss) gain on investments in equity securities		(1,353)		28,374		15,314
Private equity entities product sales		33,226		250,307		75,061
Other		13,295		21,213		32,316

Total revenue		504,123	100.0	947,979	100.0	1,126,237	100.0
Interest expense		133,354	26.5	278,999	29.4	327,047	29.0

Net revenue		370,769	73.5	668,980	70.6	799,190	71.0

Non-interest expenses:
Compensation and benefits		130,149		176,294		274,988
Commissions and floor brokerage		12,911		25,514		23,910
Information processing and communications		39,417		44,745		81,408
Occupancy and related depreciation		26,260		72,563		53,534
Business development expenses		13,196		21,753		28,214
Private equity entities cost of goods sold		21,092		110,711		44,681
Other		39,071		69,087		87,620

		282,096	55.9	520,667	55.0	594,355	52.8

Income before income taxes		88,673	17.6	148,313	15.6	204,835	18.2

Income tax expense (benefit):
Current		48,292		66,913		104,393
Deferred		(3,667)		12,198		5,710

		44,625	8.9	79,111	8.3	110,103	9.8

Net income		44,048	8.7	69,202	7.3	94,732	8.4

		Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
	Notes	Yen	Yen	Yen
Per share of common stock:	*9
Basic-
Net income		22.69	36.01	48.80
Diluted-
Net income		22.68	35.95	48.77

The accompanying notes are an integral part of these consolidated financial statements.

 3) Consolidated Statements of Shareholders’ Equity

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
	Millions of yen	Millions of yen	Millions of yen
Common Stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of the period	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	154,063	155,947	154,063
Gain on sales of treasury stock	10	0	14
Issuance of common stock options	865	1,655	1,870

Balance at end of the period	154,938	157,602	155,947

Retained earnings
Balance at beginning of year	1,550,231	1,606,136	1,550,231
Net income	44,048	69,202	94,732
Cash dividends	(19,414)	(22,852)	(38,827)

Balance at end of the period	1,574,865	1,652,486	1,606,136

Accumulated other comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	(34,221)	(24,645)	(34,221)
Net change during the period	1,352	1,074	9,576

Balance at end of the period	(32,869)	(23,571)	(24,645)

Cumulative translation adjustments
Balance at beginning of year	(34,380)	(18,083)	(34,380)
Net change during the period	17,929	1,464	16,297

Balance at end of the period	(16,451)	(16,619)	(18,083)

Common stock held in treasury
Balance at beginning of year	(32,805)	(33,726)	(32,805)
Repurchases of common stock	(170)	(49,391)	(475)
Sales of common stock	55	8	129
Other net change in treasury stock	(575)	(441)	(575)

Balance at end of the period	(33,495)	(83,550)	(33,726)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860	1,965,919,860

Balance at end of the period	1,965,919,860	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

 4) Consolidated Statements of Comprehensive Income

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
	Millions of yen	Millions of yen	Millions of yen
Net income	44,048	69,202	94,732
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	17,929	1,464	16,297
Minimum pension liability adjustment:
Changes in minimum pension liability during the period	2,337	1,842	15,738
Deferred income taxes	(985)	(768)	(6,162)

Total	1,352	1,074	9,576

Total other comprehensive income	19,281	2,538	25,873

Comprehensive income	63,329	71,740	120,605

The accompanying notes are an integral part of these consolidated financial statements.

 5) Consolidated Statements of Cash Flows

		Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
	Notes	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:
Net income		44,048	69,202	94,732
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		18,273	42,526	38,163
Loss (gain) on investments in equity securities		1,353	(28,374)	(15,314)
Deferred income tax expense (benefit)		(3,667)	12,198	5,710
Changes in operating assets and liabilities:
Time deposits		(16,613)	(135,279)	(157,971)
Deposits with stock exchanges and other segregated cash		8,250	(26,495)	3,036
Trading assets and private equity investments		(1,349,960)	2,120,776	(1,552,822)
Trading liabilities		552,076	539,690	(738,575)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase		102,164	(1,330,938)	1,402,270
Securities borrowed, net of securities loaned		585,938	(638,601)	483,804
Other secured borrowings		(19,876)	(205,277)	831,974
Loans and receivables, net of allowance		22,994	(919,041)	(158,640)
Payables and deposit received		(213,293)	43,517	(478,796)
Accrued income taxes, net		(74,732)	24,650	(69,418)
Other, net		(24,264)	(2,295)	32,918

Net cash used in operating activities		(367,309)	(433,741)	(278,929)

		Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
	Notes	Millions of yen	Millions of yen	Millions of yen
Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities		(17,546)	(44,398)	(59,348)
Proceeds from sales of office buildings, land, equipment and facilities		616	1,604	2,645
Payments for purchases of investments in equity securities		(78)	(2,095)	(79)
Proceeds from sales of investments in equity securities		6,992	9,520	12,985
Business combinations, net of cash acquired		(25,024)	—	63,556
(Increase) decrease in non-trading debt securities, net		(12,029)	14,136	(71,604)
(Increase) decrease in other investments and other assets, net		(11,300)	4,048	19,281

Net cash used in investing activities		(58,369)	(17,185)	(32,564)

Cash flows from financing activities:
Increase in long-term borrowings		379,876	743,535	844,659
Decrease in long-term borrowings		(124,435)	(454,651)	(495,455)
(Decrease) increase in short-term borrowings, net		(16,798)	343,124	70,181
Proceeds from sales of common stock		65	8	143
Payments for repurchases of common stock		(170)	(49,391)	(475)
Payments for cash dividends		(14,568)	(19,422)	(33,992)

Net cash provided by financing activities		223,970	563,203	385,061

Effect of exchange rate changes on cash and cash equivalents		13,934	3,669	13,697

Net (decrease) increase in cash and cash equivalents		(187,774)	115,946	87,265
Cash and cash equivalents at beginning of year		637,372	724,637	637,372

Cash and cash equivalents at end of the period		449,598	840,583	724,637

Supplemental information:
Cash paid during the period for-
Interest		144,972	279,025	382,494
Income tax payments, net		123,024	42,263	173,811

Non cash activities—

Business combination

Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥186,087 million and ¥170,430 million for the six months ended September 30, 2004, respectively. Assets acquired, excluding cash and cash equivalents at the date of business combination, and debt assumed were ¥960,557 million and ¥1,013,084 million for the year ended March 31, 2005, respectively. There was no business combination for the six months ended September 30 2005.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements]

1.	Basis of accounting:

In December 2001, Nomura Holdings, Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to Section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the consolidated financial statements for the six months ended September 30, 2005 have been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura (the Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”) adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference of investments in equity securities for Nomura’s operating purposes has a negative impact of ¥5,557 million, a positive impact of ¥20,273 million and a positive impact of ¥8,364 million on income before income taxes for the six months ended September 30, 2004 and 2005, and for the year ended March 31, 2005, respectively. And the difference of investments in equity securities for other than operating purposes (including those held by private equity entities) has a positive impact of ¥7,983 million for the six months ended September 30, 2005, but there was no significant difference for the six months ended September 30, 2004 and for the year ended March 31, 2005, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit—

Under U.S. GAAP, a gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such a gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under U.S. GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has a positive impact of ¥4,336 million for the year ended March 31, 2005, but there was no significant difference for the six months ended September 30, 2004 and 2005, respectively.

Appropriations of retained earnings—

Under U.S. GAAP, appropriations of retained earnings are reflected and recorded in the consolidated financial statements in the period to which they relate. Under Japanese GAAP, a company may select the accounting method for appropriations of retained earnings to reflect and record appropriations in the consolidated financial statements either in the period to which they relate or in a subsequent period when approval for the appropriations by the board of directors has been obtained.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are deferred on the balance sheet.

Leveraged leases—

Under U.S. GAAP, fixed income and expenses are recognized for each year over the period of the leveraged leases. Under Japanese GAAP, depreciation expenses arising from leased assets are recognized on a declining balance method and income and expenses are not averaged during the period of leveraged leases.

2.	Summary of accounting policies:

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Nomura’s business segments are structured based on its management structure, the nature of products and services and its customer base. Nomura reports operating results in five business segments: Domestic Retail, Global Markets, Global Investments Banking, Global Merchant Banking and Asset Management.

In Domestic Retail business, Nomura provides principally investment consultation services mainly to individual customers in Japan. In Global Markets business structured based on three business lines: Global Fixed Income, Global Equity and Asset Finance, Nomura operations principally sales and trading of equity, bond and currency exchange on a global basis to institutions here and abroad. In Global Investment Banking business, Nomura provides wide array of investment banking services such as underwriting business of bond, equity and other, mediation of M&A and financial advisory business in major world financial markets. In Global Merchant Banking business, Nomura invests in, and improves business operations of, private equity entities for an increase in the corporate value of such entities. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised interpretation (“FIN 46-R”), the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to U.S. GAAP as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material inter-company transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker/dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

The investments in private equity business are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to “Private equity entities”.

Changes in the fair value of private equity investments carried at fair value are recorded in (Loss) gain on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations, and requires management to make judgments based on complex factors. As the underlying investments are mainly in non-listed companies, there are no externally quoted market prices available. In calculating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. In principle, valuations are based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment.

The product sales of private equity entities are recognized upon delivery basis which is considered to have occurred normally when the customer has taken title to the product and risk and rewards of ownership have been substantially transferred, based on the nature of each private equity entities’ transaction. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs, and the corresponding cost of good sold is recorded with the product sales.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). This statement requires that Nomura account for the transfer of financial assets as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs, acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management and portfolio service fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned on a daily basis and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involve the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold at, as repurchase and reverse repurchase transactions.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Non-trading debt securities as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful life of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization are included in Information processing and communications in the amount of ¥15,053 million, ¥16,138 million and ¥30,050 million, and is included in Occupancy and related depreciation in the amount of ¥3,220 million, ¥26,388 million and ¥8,113 million for the six months ended September 30, 2004 and 2005, and for the year ended March 31, 2005, respectively.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥nil million, ¥29 million and ¥nil million substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the six months ended September 30, 2004 and 2005, and for the year ended March 31, 2005, respectively. These losses are included in consolidated statements of income under Non-interest expenses – Other.

The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for a long term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥132,550 million and ¥28,527 million at September 30, 2004, ¥165,206 million and ¥27,626 million at September 31, 2005 and ¥145,932 million and ¥26,135 million at March 31, 2005, respectively.

Investments in equity securities for other than operating purposes also include investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets – Other. Such investments are mainly comprised of listed equity securities and unlisted equity securities in the amounts of ¥966 million and ¥6,509 million at September 30, 2004, ¥56,073 million and ¥14,685 million at September 30, 2005 and ¥48,028 million and ¥15,257 million at March 31, 2005, respectively.

In accordance with US GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue – Other in the consolidated income statements.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Nomura accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period, which generally is equal to the vesting period.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share reflect all of the securities with potential dilutive effect.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that any unamortized negative goodwill arising from business combinations completed before July 1, 2001 be written off and recognized as a cumulative effect of a change in accounting principle when SFAS No. 142 is adopted. SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill is recognized as the excess of acquisition cost over the fair value of net assets acquired. Goodwill, upon adoption of SFAS No. 142, is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replace APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 04-5 (“EITF 04-5”), “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate the limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified. Nomura is currently assessing the impact of the adoption of EITF 04-5.

3.	Securities inventory and securities sold but not yet purchased:

Trading assets and private equity investments, including ones that are disclosed parenthetically as Securities pledged as collateral and Securities sold but not yet purchased consist of trading securities at fair value classified as follows:

	Millions of yen
	September 30				March 31
	2004		2005		2005
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet Purchased
Equity securities and convertible bonds	¥2,572,387	¥685,519	¥2,828,106	¥486,753	¥2,387,992	¥639,919
Government and government agency bonds	8,849,148	5,102,916	6,843,902	4,348,091	9,080,814	3,916,141
Bank and corporate debt securities	1,514,583	324,147	1,333,421	301,227	1,494,890	267,197
Commercial paper and certificates of deposit	70,999	—	28,999	—	16,000	—
Securities options and warrants	63,980	79,288	122,887	208,017	58,639	70,652
Mortgage and mortgage-backed securities	950,151	6,026	1,539,093	560	1,056,212	1,145
Beneficiary certificates and other	669,663	3,483	156,333	7,094	663,050	—

	¥14,690,911	¥6,201,379	¥12,852,741	¥5,351,742	¥14,757,597	¥4,895,054

4.	Derivatives utilized for trading purposes:

The table below discloses the fair values of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure:

	Millions of yen
	September 30		March 31 2005
	2004	2005
Trading Assets:
Foreign exchange forwards	¥32,539	¥55,310	¥43,326
FRA(1) and other OTC(2) forwards	1,692	1,825	5,377
Swap agreements	306,923	231,083	330,343
Options other than securities options—purchased	122,147	143,442	136,900

Sub-total	463,301	431,660	515,946
Securities options—purchased(3)	63,518	121,652	58,500

Total	¥526,819	¥553,312	¥574,446

Trading Liabilities:
Foreign exchange forwards	¥20,780	¥43,130	¥30,858
FRA and other OTC forwards	398	13,605	21,168
Swap agreements	336,997	350,567	296,481
Options other than securities options—written	81,945	133,958	88,612

Sub-total	440,120	541,260	437,119
Securities options—written(3)	73,846	194,009	60,578

Total	¥513,966	¥735,269	¥497,697

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate

5.	Variable Interest Entities (VIEs):

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making and investing activities. At September 30, 2005, Nomura mainly consolidated VIEs for which Nomura was the primary beneficiary, which was created to market structured bonds to investors by repackaging corporate convertible bonds and VIEs formed to securitize commercial real estate, for which private equity entities were the primary beneficiaries.

The following table shows the classification of the consolidated VIEs’ assets collateralized for the VIEs’ obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	September 30		March 31 2005
	2004	2005
Consolidated VIEs’ assets collateralized for the VIEs’ obligations
Securities inventory	¥105	¥114	¥103
Office buildings, land, equipment and facilities	—	105	106
Other	—	78	71

Total	¥105	¥297	¥280

Nomura also sells beneficial interests regarding leveraged or operating leases for aircraft using VIEs. In such transactions, Nomura may have significant variable interests. In addition, Nomura may have equity interest in VIEs which acquire primarily high yield leveraged loans and other debt obligations rated below investment grade by issuing debt and equity. Nomura makes loans and investments in VIEs which are formed to acquire real estate. These VIEs are formed to invest in real estate or to provide financing for clients through sale and leaseback structures.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds the significant variable interests and maximum exposure to loss associated with these significant variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure:

	Billions of yen
	September 30		March 31 2005
	2004	2005
VIEs’ assets	¥136	¥345	¥287
Maximum exposure to loss	15	49	25

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. The FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the Terra Firma investments. Nomura’s interest in these investments totals ¥311 billion, which is already recorded on the consolidated balance sheet at September 30, 2005. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

6.	Other assets – Other/ Other liabilities – Other:

Other assets – Other in the consolidated balance sheet includes goodwill and other intangible assets in the amounts of ¥6,954 million, ¥169,329 million and ¥174,376 million at September 30, 2004 and 2005, and at March 31, 2005, and Investments in equity securities for other than operating purposes, held by private equity entities, in the amounts of ¥920 million, ¥64,010 million and ¥56,979 at September 30, 2004 and 2005, and at March 31, 2005, respectively.

Other liabilities – Other in the consolidated balance sheet includes accrued expenses in the amounts of ¥113,240 million, ¥148,215 million and ¥113,180 at September 30, 2004 and 2005, and at March 31, 2005, and minority interest in the amounts of ¥7,749 million, ¥70,814 million and ¥62,684 million at September 30, 2004 and 2005, and at March 31, 2005, respectively.

7.	Long-term borrowings:

Long-term borrowings of Nomura at September 30, 2004 and 2005 and March 31, 2005 are shown below:

	Millions of yen
	September 30		March 31
	2004	2005	2005
Long-term borrowings:
Long-term loans from banks and other financial institutions	¥562,522	¥676,185	¥561,901
Bonds and notes issued	1,959,113	2,210,418	2,049,459
Trading balances of secured borrowings	168,949	228,703	187,200

Total	¥2,690,584	¥3,115,306	¥2,798,560

Private equity entities long-term borrowings:
Long-term loans from banks and other financial institutions	¥25,650	¥328,597	¥349,243
Bonds and notes issued	—	94,459	95,372

Total	¥25,650	¥423,056	¥444,615

Long-term borrowings consisted of the following:
	Millions of yen
	September 30		March 31
	2004	2005	2005
Debt issued by the Company	¥676,884	¥617,845	¥678,824
Debt issued by subsidiaries other than private equity entities – guaranteed by the Company	1,669,028	1,878,157	1,662,121
Debt issued by subsidiaries other than private equity entities – not guaranteed by the Company(1)(2)	344,672	619,304	457,615

Total	¥2,690,584	¥3,115,306	¥2,798,560

(1)    Includes trading balances of secured borrowings.

(2)    Includes debt issued by consolidated variable interest entities for which subsidiaries other than private equity entities were the primary beneficiaries

Private equity entities long-term borrowings consisted of the following:

	Millions of yen
	September 30		March 31
	2004	2005	2005
Private equity entities debt – not guaranteed by the Company (3)	¥25,650	¥423,056	¥444,615
(3) Includes debt issued by consolidated variable interest entities for which private equity entities were the primary beneficiaries.

Trading balances of secured borrowings

These balances of secured borrowings represent secured loans from special purpose entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes issued by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates, redemption values or maturity have been linked to the performance of these referenced assets. The outstanding balances of these assets are included in the consolidated balance sheets as Securities inventory, and approximate the outstanding balances of related secured borrowings.

8.	Assets pledged:

Nomura enters into secured financing transactions mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlement. These transactions include resale and repurchase agreements, securities borrowed and loaned transactions and other secured borrowings.

In many cases, Nomura is permitted to use the securities received as collateral and securities borrowed without collateral to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The related balances are as follows:

	Billions of yen
	September 30		March 31
	2004	2005	2005
The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥17,192	¥20,153	¥18,747
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	13,562	16,072	14,448

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including those related to Gensaki Repo transactions, are stated in parentheses on Trading assets and private equity investments or Non-trading debt securities on the consolidated balance sheets.

Assets owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	September 30		March 31
	2004	2005	2005
Cash deposit:
Time deposits	¥—	¥3,005	¥3,005

Trading assets:
Equity securities and convertible bonds	¥107,168	¥113,878	¥176,968
Government and government agency bonds	627,294	302,726	344,194
Bank and corporate debt securities	605,953	556,508	510,006
Warrants	353	580	—
Mortgage and mortgage-backed securities	552,899	1,047,845	655,868

	¥1,893,667	¥2,021,537	¥1,687,036

Non-trading debt securities	¥47,002	¥57,222	¥51,133
Investments in and advances to affiliated companies	¥27,412	¥49,238	¥46,022
Other	¥—	¥680	¥737

In the normal course of business, certain Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. The carrying values of assets pledged, except for those disclosed in Note 7 and the above table, are as follows:

	Millions of yen
	September 30		March 31
	2004	2005	2005
Time deposits	¥—	¥3,453	¥3,533
Loans receivable	51,255	26,028	34,090
Receivables from other than customers	—	6,169	5,297
Trading securities	2,569,393	2,546,401	3,275,382
Office buildings, land, equipment and facilities	—	186,280	191,492
Non-trading debt securities	62,135	98,342	97,736
Investments in equity securities	—	51,035	43,482
Investments in and advances to affiliated companies	11,294	8,554	8,094
Other	—	44,875	48,080

	¥2,694,077	¥2,971,137	¥3,707,186

Assets in the above table were mainly pledged to financial institutions for loans payable and other secured borrowings.

In addition, Nomura repledged ¥26,804 million, ¥672,184 million and ¥179,368 million of securities borrowed at September 30, 2004 and 2005, and March 31, 2005, respectively, as collateral for bank and other loans.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. Nomura segregated bonds and equities of ¥295,555 million, ¥392,078 million, and ¥288,454 million at September 30, 2004 and 2005, and March 31, 2005, respectively. These are included in Trading assets and private equity investments – Securities inventory on the consolidated balance sheets or borrowed under securities lending and borrowing agreements.

9.	Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30		Year ended March 31 2005
	2004	2005
Net income applicable to common stock	44,048	69,202	94,732

Basic -

Weighted average number of shares outstanding	1,941,476,091	1,921,644,125	1,941,401,477

Net income	22.69	36.01	48.80

Diluted -

Weighted average number of shares outstanding used in diluted EPS computations	1,942,355,989	1,924,871,678	1,942,517,306

Net income	22.68	35.95	48.77

The factor of dilution came from only options to purchase common shares for the six months ended September 30, 2004 and 2005, and for the year ended March 31, 2005.

There were options to purchase 6,025,000, 5,919,000 and 5,970,000 shares of common stock at September 30, 2004 and 2005, and March 31, 2005, respectively, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each period.

10.	Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Company and subsidiaries other than private equity entities in Japan (“the Japanese entities”) and private equity entities for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005 are shown below:

The Japanese entities’ plans

	Millions of yen
	Six months ended September 30		Year ended March 31 2005
	2004	2005
Service cost	¥4,096	¥3,972	¥8,134
Interest cost	1,875	2,166	3,750
Expected return on plan assets	(1,497)	(1,573)	(2,993)
Amortization, other	2,300	1,652	4,599

Net periodic pension and severance costs	¥6,774	¥6,217	¥13,490

Private equity entities’ plans

Millions of yen
Six months ended September 30 2005
Service cost	¥444
Interest cost	588
Expected return on plan assets	(157)
Amortization, other	61

Net periodic pension and severance costs	¥936

Net periodic pension and severance costs for private equity entities’ plans were not significant for the years ended March 31, 2005, and the six months ended September 30, 2004.

Subsequent events

Effective October 1, 2005, Nomura Securities, Co. (“NSC”), which is one of Nomura’s consolidated subsidiaries, revised its personnel system including employment categories and positions. In accordance with the revision, NSC has revised the regulation of severance indemnities and pension plans. NSC is currently assessing the potential impact of the revision on the consolidated financial statements.

11.	Investments in affiliated companies:

Subsequent events

In October 2005, Nomura Facilities, Inc. (“NFI”), which is one of Nomura’s consolidated subsidiaries, applied for a takeover bid offered by Nomura Research Institute, Ltd. (“NRI”) and NRI re-acquired 4 millions of its stocks from NFI in November 2005. As a result, Nomura has approximately 37% of equity interest in NRI.

12.	Credit and investment commitments, contingencies and guarantees:

Credit and investment commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments at September 30, 2004, September 30, 2005 and March 31, 2005 were as follows:

	Millions of yen
	September 30		March 31 2005
	2004	2005
Commitments to extend credit and to invest in partnerships	¥153,158	¥228,690	¥192,590

Lease—

Leases as lessee

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements.

Presented below is a schedule of future minimum lease payments under capital leases as of September 30, 2005:

Millions of yen
September 30, 2005
Year ending September 30,
2006	¥5,122
2007	4,028
2008	3,560
2009	2,846
2010	2,480
2011 and thereafter	20,333
Total minimum lease payments	38,369
Less: Amount representing interest	(7,487)

Present value of net minimum lease payments	¥30,882

Office buildings, land, equipment and facilities on the consolidated balance sheet includes capital leases in the amount of ¥26,491 million at September 30, 2005.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of September 30, 2005:

Millions of yen
September 30, 2005
Year ending September 30,
2006	¥5,645
2007	4,861
2008	4,834
2009	4,097
2010	3,125
2011 and thereafter	8,087
Total minimum lease payments	30,649
Less: Sublease rental income	(2,129)

Net minimum lease payments	¥28,520

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Claims by UK Tax Authority

At March 31, 2005, one of the European subsidiaries, Nomura International plc (“NIP”), is subject to a claim by the UK Tax Authorities. This relates to employers national insurance. Reserves have been established against this claim, which Nomura believes to be adequate. However there is a reasonable possibility that additional amounts may be incurred. The management of Nomura believes that the estimated range of the additional possible amount is between ¥0 and ¥10.9 billion. This range and the level of reserves are adjusted when there is more information available, or when an event occurs requiring a change to the reserves.

At September 30, 2005, with regard to the range and the level of reserves, there is no more information available, or an event does not occur requiring significant change.

Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the financial statements.

The legal disputes include the actions described below.

In 1998, one of the European subsidiaries, Nomura Principal Investment plc (“NPI”), acquired approximately 46% of the issued share capital of Investicni a Postovni Banka, a.s. (“IPB”), a Czech bank. On June 16, 2000, the Czech National Bank (“CNB”) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska Obchodni Banka (“CSOB”), another Czech bank.

NPI and NIP are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB. The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages against NPI. CSOB is also pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. Nomura believes that all such claims are without merit and Nomura is vigorously defending them.

Guarantees—

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN No. 45 definition of guarantees. FIN No.45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relates to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN No. 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth maximum potential payout/notional about Nomura’s derivative contracts that could meet the definition of a guarantee, standby letters of credit and certain other guarantees at September 30, 2004, September 30, 2005 and March 31, 2005:

	Millions of yen
	September 30		March 31 2005
	2004	2005
Derivative contracts(1)	¥12,409,433	¥17,710,282	¥13,013,712
Standby letters of credit and other guarantees(2)	7,280	7,152	7,919

(1)	Carrying value of the derivative contracts were ¥363,616 million, ¥597,516 million and ¥325,711 million as of September 30, 2004 and 2005, and March 31, 2005, respectively.
(2)	Carrying value of the standby letters of credit and other guarantees were ¥82 million, ¥69 million and ¥77 million as of September 30, 2004 and 2005, and March 31, 2005, respectively.

13.	Segment information:

Operating segments—

Nomura operated three business segments until March 31, 2005: Domestic Retail, Global Wholesale and Asset Management. From April 1, 2005, Nomura has reorganized its business segments into five segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management, from the previous three. Of these, Global Wholesale has been split into Global Markets, Global Investment Banking and Global Merchant Banking in anticipation of future business growth and to ensure mobility in entering new business. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. These investments are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP. The impacts of consolidating and deconsolidating these investments, including the elimination impact under U.S. GAAP, are not included in the segment information but described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results for the six months ended September 30, 2004 and 2005, and for the year ended March 31, 2005 are shown in the following table. Net interest revenue is disclosed because management utilizes interest revenue after deducting interest expense for its operating decision. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2004
Non-interest revenue	¥150,401	¥73,453	¥34,452	¥6,481	¥19,888	¥5,963	¥290,638
Net interest revenue	1,330	43,232	1,367	(6,070)	779	9,002	49,640

Net revenue	151,731	116,685	35,819	411	20,667	14,965	340,278
Non-interest expenses	108,214	82,688	22,140	5,434	17,704	14,942	251,122

Income (loss) before income taxes	¥43,517	¥33,997	¥13,679	¥(5,023)	¥2,963	¥23	¥89,156

Six months ended September 30, 2005
Non-interest revenue	¥184,821	¥96,764	¥32,070	¥9,940	¥25,239	¥360	¥349,194
Net interest revenue	1,425	30,735	1,168	(6,332)	1,135	13,913	42,044

Net revenue	186,246	127,499	33,238	3,608	26,374	14,273	391,238
Non-interest expenses	114,519	96,705	21,952	4,782	19,111	15,247	272,316

Income before income taxes	¥71,727	¥30,794	¥11,286	¥(1,174)	¥7,263	¥(974)	¥118,922

Year ended March 31, 2005
Non-interest revenue	¥301,464	¥170,667	¥73,271	¥20,910	¥42,239	¥26,064	¥634,615
Net interest revenue	2,903	72,420	2,174	(13,572)	1,283	9,159	74,367

Net revenue	304,367	243,087	75,445	7,338	43,522	35,223	708,982
Non-interest expenses	223,200	182,901	46,231	10,370	36,086	22,612	521,400

Income (loss) before income taxes	¥81,167	¥60,186	¥29,214	¥(3,032)	¥7,436	¥12,611	¥187,582

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30		Year ended March 31 2005
	2004	2005
Net (loss) on trading related to economic hedging transactions	¥(8,499)	¥(11,251)	¥(9,687)
Realized gain on investments in equity securities held for relationship purpose	4,204	8,101	6,950
Equity in earnings of affiliates	2,933	5,688	7,271
Corporate items	(1,860)	(3,212)	4,519
Others	3,245	(300)	3,558

Total	¥23	¥(974)	¥12,611

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes on the consolidated income statements.

	Millions of yen
	Six months ended September 30		Year ended March 31 2005
	2004	2005
Net revenue	¥340,278	¥391,238	¥708,982
Unrealized (loss) gain on investments in equity securities held for relationship purpose	(5,557)	20,273	8,364
Effect of consolidation/deconsolidation of the private equity investee companies	36,048	257,469	81,844

Consolidated net revenue	¥370,769	¥668,980	¥799,190

Non-interest expenses	¥251,122	¥272,316	¥521,400
Unrealized (loss) gain on investments in equity securities held for relationship purpose	—	—	—
Effect of consolidation/deconsolidation of the private equity investee companies	30,974	248,351	72,955

Consolidated non-interest expenses	¥282,096	¥520,667	¥594,355

Income before income taxes	¥89,156	¥118,922	¥187,582
Unrealized (loss) gain on investments in equity securities held for relationship purpose	(5,557)	20,273	8,364
Effect of consolidation/deconsolidation of the private equity investee companies	5,074	9,118	8,889

Consolidated income before income taxes	¥88,673	¥148,313	¥204,835

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen
	Six months ended September 30		Year ended March 31 2005
	2004	2005
Net revenue:
Americas	¥21,835	¥36,734	¥65,026
Europe	13,600	1,366	48,557
Asia and Oceania	9,917	10,010	17,275

Sub-total	45,352	48,110	130,858
Japan	325,417	620,870	668,332

Consolidated	¥370,769	¥668,980	¥799,190

Income (loss) before income taxes:
Americas	¥(5,049)	¥3,957	¥2,505
Europe	(26,988)	(49,056)	(42,103)
Asia and Oceania	(2,780)	345	(4,281)

Sub-total	(34,817)	(44,754)	(43,879)
Japan	123,490	193,067	248,714

Consolidated	¥88,673	¥148,313	¥204,835

	Millions of yen
	September 30		March 31 2005
	2004	2005
Long-lived assets:
Americas	¥6,733	¥9,355	¥8,020
Europe	44,263	46,958	46,487
Asia and Oceania	3,874	4,268	4,373

Sub-total	54,870	60,581	58,880
Japan	231,219	808,037	825,812

Consolidated	¥286,089	¥868,618	¥884,692

There is no revenue derived from transactions with a single major external customer for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005.

14.	Subsequent events:

None.

(2) Other

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations including the actions described below.

In 1998, one of the European subsidiaries, Nomura Principal Investment plc (“NPI”), acquired approximately 46% of the issued share capital of Investicni a Postovni Banka, a.s. (“IPB”), a Czech bank. On June 16, 2000, the Czech National Bank (“CNB”) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska Obchodni Banka (“CSOB”), another Czech bank.

NPI and Nomura International plc (“NIP”) are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB. The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages of $3-8 billion. CSOB is also pursuing a legal action before the Czech courts seeking damages of $629 million against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. We believe that all such claims are without merit and we are vigorously defending them.

2. Nonconsolidated Financial Statements and Other

(1) Nonconsolidated Financial Statements

  1) Nonconsolidated Balance Sheets

		September 30, 2004		September 30, 2005		March 31, 2005
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
(ASSETS)
Current Assets
Cash and cash deposits		5,992		13,297		7,395
Short-term loans receivable		1,058,260		1,421,726		1,090,526
Deferred tax assets		2,991		1,690		4,581
Other current assets		43,051		57,308		83,275
Allowance for doubtful accounts		(2)		(5)		(2)

Total Current Assets		1,110,293	37.4	1,494,015	45.7	1,185,775	39.4

Fixed Assets
Tangible fixed assets	*1	39,120		37,385		38,152
Intangible assets		64,559		60,544		65,916
Investments and others		1,755,053		1,677,987		1,720,949
Investment securities	*2	164,282		209,937		185,558
Investments in subsidiaries and affiliates (at cost)	*2	1,166,514		1,165,618		1,134,697
Other securities of subsidiaries and affiliates		—		9,103		5,660
Long-term loans receivable		306,683		184,812		280,950
Long-term guarantee deposits		51,505		52,500		50,312
Deferred tax assets		40,889		38,764		46,998
Other investments		25,213		17,286		16,807
Allowance for doubtful accounts		(34)		(33)		(33)

Total Fixed Assets		1,858,732	62.6	1,775,916	54.3	1,825,017	60.6

TOTAL ASSETS		2,969,025	100.0	3,269,931	100.0	3,010,792	100.0

		September 30, 2004		September 30, 2005		March 31, 2005
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings		691,000		1,014,500		745,500
Bond with maturity of less than one year		60,000		—		60,000
Collaterals received		63,553		82,033		75,780
Accrued income taxes		200		27,032		4,024
Other current liabilities		12,152		12,260		21,627

Total Current Liabilities		826,904	27.8	1,135,825	34.7	906,931	30.1
Long-term Liabilities
Bonds payable		180,000		180,000		180,000
Long-term borrowings		439,500		416,000		436,000
Other long-term liabilities		2,890		1,495		2,323

Total Long-term Liabilities		622,390	21.0	597,495	18.3	618,323	20.6

TOTAL LIABILITIES		1,449,294	48.8	1,733,320	53.0	1,525,254	50.7

(SHAREHOLDERS’ EQUITY)
Common stock		182,800	6.2	182,800	5.6	182,800	6.1
Capital reserves
Additional paid-in capital		112,504		112,504		112,504
Other capital reserves		1,817		1,821		1,821

Total capital reserves		114,322	3.9	114,326	3.5	114,326	3.8
Earned surplus
Earned surplus reserve		81,858		81,858		81,858
Voluntary reserve		950,033		1,020,029		950,033
Unappropriated retained earnings		179,904		155,747		137,538

Total earned surplus		1,211,795	40.8	1,257,634	38.5	1,169,430	38.8
Net unrealized gain on investment securities		42,203	1.4	62,854	1.9	50,603	1.7
Treasury stock		(31,389)	(1.1)	(81,003)	(2.5)	(31,620)	(1.1)

TOTAL SHAREHOLDERS’ EQUITY		1,519,731	51.2	1,536,612	47.0	1,485,538	49.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,969,025	100.0	3,269,931	100.0	3,010,792	100.0

  2) Nonconsolidated Income Statements

		Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Operating revenue
Property and equipment fee revenue	*1	26,934		29,268		55,787
Rent revenue	*2	14,657		15,549		29,511
Royalty on trademark	*3	7,737		8,501		14,880
Dividend from subsidiaries and affiliated companies		162,153		95,734		162,389
Others	*4	3,513		4,344		7,032

Total operating revenue		214,995	100.0	153,396	100.0	269,600	100.0
Operating expenses
Compensation and benefits		586		459		1,687
Rental and maintenance		15,173		15,961		31,061
Data processing and office supplies		9,731		10,037		20,117
Depreciation and amortization	*5	13,904		13,338		27,762
Others		3,087		3,503		5,926
Interest expenses		2,562		2,562		5,149

Total operating expenses		45,043	21.0	45,860	29.9	91,702	34.0

Operating income		169,952	79.0	107,536	70.1	177,898	66.0

Non-operating income		1,863	0.9	3,041	2.0	3,632	1.3
Non-operating expenses		710	0.3	83	0.1	2,122	0.8

Ordinary income		171,105	79.6	110,494	72.0	179,408	66.5

		Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005
	Notes	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Special profits
Gain on sales of investment securities		5,497		8,292		10,022
Reversal of allowance for doubtful accounts		0		—		—
Gain on redemption of warrants		195		—		195

Total special profits		5,693	2.6	8,292	5.4	10,218	3.8
Special losses
Loss on sales of investment securities		1		323		68
Loss on devaluation of investment securities		1,553		57		2,351
Loss on devaluation of investments in subsidiaries and affiliates		—		160		47,242
Loss on retirement of fixed assets		—		1,612		—

Total special losses		1,554	0.7	2,152	1.4	49,661	18.4

Profit before income taxes		175,244	81.5	116,634	76.0	139,965	51.9

Income taxes - current		2,257	1.0	6,396	4.2	3,455	1.3

Income taxes - deferred		1,932	0.9	2,611	1.7	(11,603)	(4.3)

Net profit		171,055	79.6	107,627	70.2	148,113	54.9

Retained earnings brought forward		8,849		48,121		8,849

Interim dividend		—		—		19,423

Unappropriated retained earnings		179,904		155,747		137,538

[ Significant Accounting Policies]

Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005

1. Basis and Methods of Valuation for

        Financial Instruments

    (1) Other securities

            a. Securities with market value

                Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investment securities” in “Shareholders’ Equity” on the balance sheet.

	1. Basis and Methods of Valuation for Financial Instruments (1) Other securities a. Securities with market value (Same as left)	1. Basis and Methods of Valuation for Financial Instruments (1) Other securities a. Securities with market value (Same as left)
b. Securities with no market value Recorded at cost using the moving average method or amortized cost.

b. Securities with no market value

(Same as left)

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

b. Securities with no market value

(Same as left)

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates Recorded at cost using the moving average method.	(2) Stocks of subsidiaries and affiliates (Same as left)	(2) Stocks of subsidiaries and affiliates (Same as left)

Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005

2. Depreciation and Amortization (1) Depreciation of tangible fixed assets	2. Depreciation and Amortization (1) Depreciation of tangible fixed assets	2. Depreciation and Amortization (1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining-balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

Buildings 15 – 50 years

Furniture & fixtures 3 – 6 years

	(Same as left)	(Same as left)

(2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

     The useful lives of software are based on those determined internally.

	(2) Amortization of intangible assets (Same as left)	(2) Amortization of intangible assets (Same as left)

Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005

3. Provisions

(1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

	3. Provisions (1) Allowance for doubtful accounts (Same as left)	3. Provisions (1) Allowance for doubtful accounts (Same as left)

(2) Accrued bonuses To prepare for payments of bonuses to employees, the estimated amount is recorded in accordance with the prescribed calculation method.	(2) Accrued bonuses (Same as left)	(2) Accrued bonuses (Same as left)

4. Translation of Balance Sheet Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

	4. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)	4. Translation of Balance Sheet Accounts Denominated in Foreign Currencies (Same as left)

5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are accounted for primarily as ordinary rental transactions.

	5. Leasing Transactions (Same as left)	5. Leasing Transactions (Same as left)

6. Hedging Activities

(1) Hedge accounting

Mark-to-market gains and losses on hedging instruments are deferred as assets or liabilities until the gains or losses on the underlying hedged securities are realized. Certain eligible foreign-currency denominated monetary items are translated at forward exchange rates and the difference is amortized over the remaining period.

	6. Hedging Activities (1) Hedge accounting (Same as left)	6. Hedging Activities (1) Hedge accounting (Same as left)

(2) Hedging instruments and hedged items

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

	(2) Hedging instruments and hedged items (Same as left)	(2) Hedging instruments and hedged items (Same as left)

Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
(3) Hedging policy As a general rule, the interest rate risk on bonds and foreign currency risk on loans are fully hedged until maturity.	(3) Hedging policy (Same as left)	(3) Hedging policy As a general rule, the interest rate risk on bonds is fully hedged until maturity.

(4) Valuating the validity of hedging instruments The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(4) Valuating the validity of hedging instruments (Same as left)	(4) Valuating the validity of hedging instruments (Same as left)

7. Other Important Items as Basis of Financial Information	7. Other Important Items as Basis of Financial Information	7. Other Important Items as Basis of Financial Information

(1) Accounting for Consumption Taxes Consumption taxes are accounted for based on the tax exclusion method.	(1) Accounting for Consumption Taxes (Same as left)	(1) Accounting for Consumption Taxes (Same as left)

(2) Application of Consolidated Tax Return System The Company applies consolidated tax return system.	(2) Application of Consolidated Tax Return System (Same as left)	(2) Application of Consolidated Tax Return System (Same as left)

[Change in Accounting Principle]

Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
__________	From September 30, 2005, the Company adopted Statement of Opinion, “Accounting for Impairment of Fixed Assets” issued by the Business Accounting Council in August 2002 and Guidance No.6 “Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accounting Standards Board of Japan (“ASB”) in October 2003. This adoption had no effect on the income statement for the six months ended September 30, 2005.	__________

[Change in Presentation]

Six months ended September 30, 2004	Six months ended September 30, 2005
__________

(Fixed Assets)

In accordance with “Revision of the Securities and Exchange Law” (Legislation No.97, 2004), which was issued on June 9, 2004 and applied on December 1, 2004, and the Practical Guidelines Concerning Accounting for Financial Instruments (Accounting Committee Report No.14) which was revised on February 15, 2005, ¥10,259 million of investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law are included in “Investment securities” and “Other securities of subsidiaries and affiliates” as of September 30, 2005 while such investments of ¥6,967 million were included in “Other investments” of “Investments and others” as of September 30, 2004.

The portion included in “Investment securities” was ¥1,157 million as of September 30, 2005 (¥908 million as of September 30, 2004) ..

[Notes to the Nonconsolidated Financial Statements]

(Balance Sheet)

September 30, 2004	September 30, 2005	March 31, 2005
*1. Accumulated depreciation on tangible fixed assets: 66,413 mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 68,124 mil. Yen	*1. Accumulated depreciation on tangible fixed assets: 66,582 mil. Yen

*2.    Securities deposited

The Company loaned investment securities and investments in affiliates with a market value of 68,854 mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.

*2.    Securities deposited

The Company loaned investment securities and investments in affiliates with a market value of 92,731mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.

*2.    Securities deposited

The Company loaned investment securities and investments in affiliates with a market value of 79,137 mil. Yen based on contracts whereby the borrower has the rights to resell or repledge them.

3. Financial guarantee (Note 1) Principal and interest of ¥358,200 million bonds issued by Nomura Securities, Co., Ltd.	3. Financial guarantee (Note 1) Principal and interest of ¥258,200 million bonds issued by Nomura Securities, Co., Ltd.	3. Financial guarantee (Note 1) Principal and interest of ¥258,200 million bonds issued by Nomura Securities, Co., Ltd.
¥358,200 million Commercial paper with face value of USD150,000 thousand issued by Nomura International plc and swap transactions worth USD220,852 thousand executed by Nomura International plc	¥258,200 million Commercial paper with face value of USD153,000 thousand issued by Nomura International plc and swap transactions worth USD250,820 thousand executed by Nomura International plc	¥258,200 million Commercial paper with face value of USD150,000 thousand issued by Nomura International plc and swap transactions worth USD169,180 thousand executed by Nomura International plc
¥41,183 million (Note 2) Principal and interest of medium-term notes issued by Nomura Global Funding plc with face value of USD838,000 thousand, EURO 370,000 thousand, and ¥120,950 million	¥45,708 million (Note 2) Principal and interest of medium-term notes issued by Nomura Global Funding plc with face value of USD158,000 thousand, EURO370,000 thousand, and ¥60,950 million	¥34,277 million (Note 2) Principal and interest of medium-term notes issued by Nomura Global Funding plc with face value of USD158,000 thousand, EURO370,000 thousand, and ¥120,950 million

    ¥264,715 million (Note 2)

Principal and interest of medium-term notes issued by Nomura Europe Finance N.V. with face value of USD611,000 thousand, EURO34,500 thousand, AUD52,000 thousand and ¥1,012,871 million

    ¥129,202 million (Note 2)

Principal and interest of medium-term notes issued by Nomura Europe Finance N.V. with face value of USD850,200 thousand, EURO27,500 thousand, AUD82,200 thousand, and ¥1,450,800 million

    ¥189,300 million (Note 2)

Principal and interest of medium-term notes issued by Nomura Europe Finance N.V. with face value of USD759,700 thousand, EURO34,500 thousand, AUD72,000 thousand, and ¥1,150,614 million

¥1,089,590 million (Note 2) Swap transactions worth USD344,411 thousand executed by Nomura Global Financial Products, Inc.	¥1,557,849 million (Note 2) Swap transactions worth USD346,769 thousand executed by Nomura Global Financial Products, Inc.	¥1,242,956 million (Note 2) Swap transactions worth USD341,941 thousand executed by Nomura Global Financial Products, Inc.
¥38,247 million (Note 2) Bond transactions worth USD3 thousand executed by Nomura Securities International, Inc. ¥0 million	¥39,251 million (Note 2)	¥36,721 million (Note 2)

September 30, 2004	September 30, 2005	March 31, 2005
(Notes)1. In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.	(Notes)1. In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.	(Notes)1. In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.
2. Includes co-guarantee with Nomura Securities Co., Ltd.	2. Includes co-guarantee with Nomura Securities Co., Ltd.	2. Includes co-guarantee with Nomura Securities Co., Ltd.

  (Income Statement)

Six months ended September 30, 2004			Six months ended September 30, 2005			Year ended March 31, 2005
*1.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1.	(Same as left)		*1.	(Same as left)
*2.	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2.	(Same as left)		*2.	(Same as left)
*3.	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3.	(Same as left)		*3.	(Same as left)
*4.	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4.	(Same as left)		*4.	(Same as left)
*5.	Breakdown of “Depreciation and amortization”		*5.	Breakdown of “Depreciation and amortization”		*5.	Breakdown of “Depreciation and amortization”
	(millions of yen)			(millions of yen)			(millions of yen)
	Tangible fixed assets	2,395		Tangible fixed assets	1,909		Tangible fixed assets	4,837
	Intangible assets	11,426		Intangible assets	11,242		Intangible assets	22,765
	Investments and others	83		Investments and others	187		Investments and others	160

	Total	13,904		Total	13,338		Total	27,762

  (Leasing Transactions)

Six months ended September 30, 2004			Six months ended September 30, 2005			Year ended March 31, 2005
1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:		1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:		1.	Financing leases other than those for which the ownership of the leased property are deemed to transfer to the lessees are as follows:
(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the period (see Note below)		(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the period (see Note below)		(1)	Equivalents to acquisition cost of the leased property, accumulated depreciation and balance at the end of the year (see Note below)

	Furniture and fixtures			Furniture and fixtures			Furniture and fixtures
	(millions of yen)			(millions of yen)			(millions of yen)
	Acquisition cost	4,539		Acquisition cost	1,293		Acquisition cost	4,457
	Accumulated depreciation	3,283		Accumulated depreciation	687		Accumulated depreciation	3,617

	Balance at the end of the period	1,256		Balance at the end of the period	606		Balance at the end of the year	839
(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)		(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)		(2)	Equivalent to closing balance of the obligation under financing leases (see Note below)

	(millions of yen)			(millions of yen)			(millions of yen)
	One year or less	644		One year or less	309		One year or less	395
	More than one year	612		More than one year	296		More than one year	444

	Total	1,256		Total	606		Total	839
(3)	Lease payments and depreciation-expense equivalent		(3)	Lease payments and depreciation-expense equivalent		(3)	Lease payments and depreciation-expense equivalent

	(millions of yen)			(millions of yen)			(millions of yen)
	Lease payments	481		Lease payments	224		Lease payments	835
	Depreciation-expense equivalent	481		Depreciation-expense equivalent	224		Depreciation-expense equivalent	835
(4)	The method of calculating the depreciation-expense equivalent The depreciation-expense equivalent is calculated with the straight-line method, the useful life being the lease term and no (zero) salvage value.		(4)	The method of calculating the depreciation-expense equivalent (Same as left)		(4)	The method of calculating the depreciation-expense equivalent (Same as left)

(Note) The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Article 5-3 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” which refers to regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the period-end balance of tangible fixed assets was low.

				(Same as left)

(Note) The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

				(Impairment loss) Information is omitted because there was no impairment loss allocated to the leased properties.

(Securities Held)

(1) Bonds held to maturity

None.

(2) Stocks of subsidiaries and affiliates with market value

	September 30, 2004
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,785	81,504	35,718

	September 30, 2005
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,785	106,921	61,135

	March 31, 2005
	Book Value (Millions of yen)	Market Value (Millions of yen)	Difference (Millions of yen)
Subsidiaries	—	—	—
Affiliates	45,785	92,761	46,976

(3) Other securities with market value

	September 30, 2004
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	67,289	138,807	71,518

Equities	55,833	127,089	71,256
Bonds	—	—	—
Others	11,456	11,718	262

	September 30, 2005
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	76,950	182,801	105,850

Equities	54,484	158,873	104,389
Bonds	—	—	—
Others	22,466	23,927	1,461

	March 31, 2005
	Cost (Millions of yen)	Book Value (Millions of yen)	Difference (Millions of yen)
Fixed assets	74,681	160,468	85,787

Equities	55,252	140,655	85,403
Bonds	—	—	—
Others	19,429	19,813	384

(4) Investment securities without market value (except those referred in (1) and (2) above)

September 30, 2004
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	25,476

Fixed assets	25,476

Equities (Unlisted equities, etc.)	23,476
Bonds (Unlisted bonds, etc.)	0
Others	1,999

September 30, 2005
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	36,239

Fixed assets	36,239

Equities (Unlisted equities, etc.)	23,980
Bonds (Unlisted bonds, etc.)	—
Others	12,259

Other securities of subsidiaries and affiliates	9,103
Other	3,156

March 31, 2005
Book Value (Millions of yen)
Bonds held to maturity	—

Other securities	30,749

Fixed assets	30,749

Equities (Unlisted equities, etc.)	22,023
Bonds (Unlisted bonds, etc.)	—
Others	8,727

Other securities of subsidiaries and affiliates	5,660
Other	3,067

(Derivative Transactions)

Information on derivative transactions is omitted as hedge accounting is applied.

(Information on Per Share Data)

Information on per share data is omitted as the Company prepared the consolidated financial statements.

(Significant Subsequent Events)

Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005

None.	None.

1.      Details of the share buyback program resolved by the Board of Directors on May 18, 2005 in accordance with Article 211-3-1-2 of the Commercial Code and the shares repurchased under the program are as follows:

(1)    Share buyback program resolved by the Board of Directors

a.      Type of shares

The Company’s common stock

b.      Total shares authorized for buyback

Up to 25,000,000 shares

c.      Total value of shares authorized for buyback

Up to ¥37,500 million

d.      Period

May 19, 2005 through June 23, 2005

(2)    Shares repurchased under the program

The Company repurchased 25,000,000 shares of its common stock for ¥33,827 million.

2.      On June 28, 2005, the Board of Directors resolved to set up a share buyback program in accordance with Article 211-3-1-2 of the Commercial Code.

(1)    Type of shares

The Company’s common stock

(2)    Total shares authorized for buyback

Up to 25,000,000 shares

(3)    Total value of shares authorized for buyback

Up to ¥37,500 million

(4)    Period

July 1, 2005 through September 16, 2005

(2) Other

On October 27, 2005, the Board of Directors resolved to pay the interim dividend to the shareholders registered on the record date of September 30, 2005.

a.	Total interim dividend	¥22,868 million
b.	Interim dividend per share	¥12.00
c.	Payable date	December 1, 2005

Semiannual Audit Report of Independent Auditors

December 16, 2004
The Board of Directors

Nomura Holdings, Inc.
Ernst & Young ShinNihon

Sadahiko Yoshimura
Certified Public Accountant
Designated and Operating Partner

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2004 to September 30, 2004) within the fiscal period from April 1, 2004 to March 31, 2005 which include the consolidated semiannual balance sheet and the consolidated semiannual statements of income, shareholders’ equity, comprehensive income, and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2004, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2004 to September 30, 2004) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 1, 2005
The Board of Directors

Nomura Holdings, Inc.
Ernst & Young ShinNihon

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2005 to September 30, 2005) within the fiscal period from April 1, 2005 to March 31, 2006 which include the consolidated semiannual balance sheet and the consolidated semiannual statements of income, shareholders’ equity, comprehensive income, and cash flows pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the consolidated semiannual financial statements referred to above present relevant information about the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2005, and the consolidated results of their operations and their cash flows for the semiannual period then ended (from April 1, 2005 to September 30, 2005) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the consolidated semiannual financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 16, 2004
The Board of Directors

Nomura Holdings, Inc.
Ernst & Young ShinNihon

Sadahiko Yoshimura
Certified Public Accountant
Designated and Operating Partner

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the non-consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2004 to September 30, 2004) within the 101th fiscal period from April 1, 2004 to March 31, 2005 which include the non-consolidated semiannual balance sheet and the non-consolidated semiannual statement of income pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These non-consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these non-consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the non-consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2004, and the results of their operations for the semiannual period then ended (from April 1, 2004 to September 30, 2004) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Above is an electronic version of the original report of auditors and the Company maintains the original report.

Semiannual Audit Report of Independent Auditors

December 1, 2005
The Board of Directors

Nomura Holdings, Inc.
Ernst & Young ShinNihon

Michiyoshi Sakamoto
Certified Public Accountant
Designated and Operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

We have performed a semiannual audit of the non-consolidated semiannual financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the semiannual period (from April 1, 2005 to September 30, 2005) within the 102nd fiscal period from April 1, 2005 to March 31, 2006 which include the non-consolidated semiannual balance sheet and the non-consolidated semiannual statement of income pursuant to the semiannual audit requirements of the rules specified in Article 193-2 of the Securities and Exchange Law. These non-consolidated semiannual financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these non-consolidated semiannual financial statements.

We conducted our semiannual audit in accordance with semiannual auditing standards applied in Japan. Those standards require that we obtain reasonable assurance about whether the non-consolidated semiannual financial statements taken as a whole are free of material misstatement with regard to the presentation of relevant information which may result in misinterpretation by investors. A semiannual audit consists, primarily of analytical review procedures with additional audit procedures as considered necessary. We believe that our semiannual audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated semiannual financial statements referred to above present relevant information about the financial position of Nomura Holdings, Inc. as of September 30, 2005, and the results of their operations for the semiannual period then ended (from April 1, 2005 to September 30, 2005) in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

Above is an electronic version of the original report of auditors and the Company maintains the original report.